NO. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail mquinn@avalonventures.com
Internet: http://www.avalonventures.com

[redacted]

08002515

SUPPL

RECEIVED
2008 MAY 13 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER

May 12, 2008

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C 20549.
USA

Attention: Mr. Michael Coco

Re: Avalon Ventures Ltd. (the "Company") - File No. 82-4427

Dear Mr. Coco:

Please be advised the attached disclosure documents have been filed by the Company in Canada and are being sent to you for filing with the US Securities & Exchange Commission.

1. SEDI (System for Electronic Disclosure by Insiders) Report of Insider Transactions for the period of February 12, 2008- May 12, 2008;

2. Financial statements for 6 months ending February 29, 2008;

3. MD&A for the 6 months ending February 29, 2008;

4. News releases dated: February 27, 2008, April 22, 2008 & April 29, 2008; and

5. ON Form 52-109F2 (Certification of interim filings - CFO & CEO).

PROCESSED
MAY 16 2008
THOMSON REUTERS

There have been a number of share issuances pursuant to exercise of shares purchase options and warrants, bringing the current shares outstanding to 64,649,748.

dw 5/14

I trust the enclosed documentation is satisfactory but should you have any concerns do not hesitate to contact me.

Yours truly

AVALON VENTURES LTD.

Mary Quinn
Corporate Secretary
mq:am
Encls.

NO: 82-4227

Financial Statements

Avalon Ventures Ltd.

For the Six Months Ended February 29, 2008

Unaudited - See Notice to Reader

INDEX

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Avalon Ventures Ltd.

Balance Sheets
As at February 29, 2008 and August 31, 2008
Unaudited - See Notice to Reader

	February 29, 2008	August 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 15,828,008	$ 1,562,102
Receivables	223,103	174,651
Prepaid expenses	49,698	63,817
	16,100,809	1,800,570
Investments Available for Sale	3,044	3,044
Resource Properties (note 2)	9,148,676	7,255,442
Property, Plant and Equipment	85,142	71,663
	$ 25,337,671	$ 9,130,719
Liabilities		
Current Liabilities		
Accounts payable	$ 784,685	$ 626,635
Shareholders' Equity		
Share Capital (note 3)	42,824,237	26,910,660
Contributed Surplus (note 4)	54,175	38,376
Deficit	(18,316,327)	(18,435,853)
Accumulated Other Comprehensive Loss	(9,099)	(9,099)
	24,552,986	8,504,084
	$ 25,337,671	$ 9,130,719

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Statements of Operations and Deficit
For the Periods Ended February 29, 2008 and February 28, 2007
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
Revenue				
Interest income	$ 163,758	$ 42,878	$ 141,359	$ 24,147
Expenses				
Amortization	11,969	6,215	6,720	3,330
Consulting fees	19,773	12,740	18,010	5,540
Directors' fees and expenses	20,000	7,985	11,000	5,485
Insurance	20,564	20,925	10,776	10,462
Interest and financing costs	29,213	4,623	21,475	4,089
Office and general	17,240	5,904	11,382	2,455
Professional fees	86,701	39,070	58,701	24,637
Public and investor relations	237,033	120,960	151,512	62,091
Rent and utilities	53,264	20,464	27,305	15,726
Salaries and benefits	345,218	129,663	236,618	63,402
Shareholders' information	21,483	38,441	21,483	34,008
Stock based compensation	281,952	260,185	139,267	42,275
Transfer and filing fees	197,855	24,566	193,277	21,905
Travel	85,467	28,815	31,244	16,042
	1,427,732	720,556	938,770	311,447
Loss Before the Undernoted Items	(1,263,974)	(677,678)	(797,411)	(287,300)
Gain on Sale of Investments	-	35,598	-	35,598
Recoveries of Resource Properties (note 5)	10,000	-	10,000	-
Loss Before Income Taxes	(1,253,974)	(642,080)	(787,411)	(251,702)
Future Income Tax Recoveries (note 6)	1,373,500	-	-	-
Net Income (Loss) for the Period	119,526	(642,080)	(787,411)	(251,702)
Deficit - Beginning of Period	(18,435,853)	(17,532,834)	(17,528,916)	(17,923,212)
Deficit - End of Period	$ (18,316,327)	$ (18,174,914)	$ (18,316,327)	$ (18,174,914)
Loss per Share, basic and fully diluted	$ -	$ (0.01)	$ (0.01)	$ -
Weighted Average Number of Common Shares Outstanding, basic and fully diluted	58,724,387	49,209,279	63,920,072	50,068,956

Avalon Ventures Ltd.

Statements of Comprehensive Loss
For the Periods Ended February 29, 2008 and February 28, 2007
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
Net Income (Loss) for the period	$ 119,526	$ (642,080)	$ (787,411)	$ (251,702)
Other Comprehensive Income	-	-	-	-
Comprehensive Income (Loss) for the period	$ 119,526	$ (642,080)	$ (787,411)	$ (251,702)

Avalon Ventures Ltd.

Cash Flow Statements
For the Periods Ended February 29, 2008 and February 28, 2007
Unaudited - See Notice to Reader

	Six Months Ended		Three Months Ended	
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
Cash Flows from Operating Activities				
Cash paid to suppliers and employees	$ (943,782)	$ (364,397)	$ (765,982)	$ (190,190)
Interest received	163,758	42,878	141,359	24,147
Interest paid	(45,273)	-	(45,273)	-
	(825,297)	(321,519)	(669,896)	(166,043)
Cash Flows from Financing Activities				
Share capital - private placement	15,527,155	1,556,100	-	1,556,100
Share capital - exercise of warrants	1,317,769	469,226	961,900	126,081
Share capital - exercise of options	176,000	275,000	80,000	161,000
	17,020,924	2,300,326	1,041,900	1,843,181
Cash Flows from Investing Activities				
Resource property expenditures	(1,903,373)	(550,395)	(855,575)	(252,756)
Recoveries of resource properties	10,000	-	10,000	-
Proceeds from sale of investments	-	45,598	-	45,598
Purchase of plant, property and equipment	(36,348)	(19,831)	(30,499)	(19,831)
	(1,929,721)	(524,628)	(876,074)	(226,989)
Change in cash and cash equivalents	14,265,906	1,454,179	(504,070)	1,450,149
Cash and cash equivalents - beginning of period	1,562,102	2,023,139	16,332,078	2,027,169
Cash and cash equivalents - end of period	$ 15,828,008	$ 3,477,318	$ 15,828,008	$ 3,477,318

1. Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual financial statements except for the changes made to adopt to the new accounting standards as described in the following paragraph. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's 2007 annual report.

a) New Accounting Policy

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively and require enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in Note 7.

b) Comparative Figures

The carrying value of the Company's stock options was previously included as a component of contributed surplus, and has now been reclassified and included as a component of share capital.

2. Resource Properties

	Six Months Ended February 29, 2008							
	Separation Rapids Lithium-Tantalum Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
Acquisition costs	$ 1,154	$ -	$ -	$ -	$ -	$ 555	$ -	$ 1,709
Community consultation	-	-	15,556	-	-	-	-	15,556
Diamond drilling	-	-	1,419,387	-	-	-	-	1,419,387
Environmental studies/permitting	-	-	28,665	-	-	-	-	28,665
Feasibility/engineering studies	2,057	-	-	-	-	10,824	-	12,881
Geochemical	-	-	-	-	-	7,972	-	7,972
Geology	3,351	1,359	94,129	-	7,981	69,192	-	176,012
Geophysical	-	-	6,218	-	-	-	-	6,218
Metallurgical/market studies	33,478	80,441	93,774	-	-	-	-	207,693
Other	2,840	1,800	3,699	-	-	8,802	-	17,141
Current expenditures	42,880	83,600	1,661,428	-	7,981	97,345	-	1,893,234
Balance - August 31, 2007	3,469,614	1,078,644	1,809,415	220,774	586,430	90,244	321	7,255,442
Balance - February 29, 2008	$ 3,512,494	$ 1,162,244	$ 3,470,843	$ 220,774	$ 594,411	$ 187,589	$ 321	$ 9,148,676

2. Resource Properties (continued)

	Three Months Ended February 29, 2008							
	Separation Rapids Lithium-Tantalum Project	Warren Township Anorthosite Project	Thor Lake Rare Metals Project	U6 Savant Gold Project	Red Hill Copper-Zinc-Silver Project	East Kemptville Rare Metals Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 555	$ -	$ 555
Community consultation	-	-	15,556	-	-	-	-	15,556
Diamond drilling	-	-	903,263	-	-	-	-	903,263
Environmental studies/permitting	-	-	9,914	-	-	-	-	9,914
Feasibility/engineering studies	-	-	-	-	-	10,824	-	10,824
Geology	-	1,359	36,785	-	5,281	46,717	-	90,142
Metallurgical/market studies	16,313	25,650	93,774	-	-	-	-	135,737
Other	2,840	1,800	1,849	-	-	8,300	-	14,789
Current expenditures	19,153	28,809	1,061,141	-	5,281	66,396	-	1,180,780
Balance - November 30, 2007	3,493,341	1,133,435	2,409,702	220,774	589,130	121,193	321	7,967,896
Balance - February 29, 2008	$ 3,512,494	$ 1,162,244	$ 3,470,843	$ 220,774	$ 594,411	$ 187,589	$ 321	$ 9,148,676

3. Share Capital

a) Issued and Outstanding:

	Number	Amount
Common Shares		
Balance - August 31, 2007	52,128,123	$ 25,645,316
Issued pursuant to: private placement	10,360,000	15,248,752
exercise of warrants	1,414,125	1,640,312
exercise of options	300,000	364,836
Commission and advisory fees paid	-	(1,013,076)
Commission - agents' compensation options issued	-	(384,597)
Issuance costs paid	-	(211,525)
Tax effect on issuance of flow-through shares	-	(1,373,500)
Balance - February 29, 2008	64,202,248	$ 39,916,518
Warrants		
Balance - August 31, 2007	1,489,125	$ 338,342
Issued pursuant to private placement	3,805,000	1,634,248
Exercised	(1,414,125)	(322,543)
Cancelled/Expired	(75,000)	(15,799)
Commission and advisory fees paid	-	(108,574)
Commission - agents' compensation options issued	-	(41,123)
Issuance costs paid	-	(22,670)
Balance - February 29, 2008	3,805,000	1,461,881
Stock Options		
Balance - August 31, 2007	3,900,000	$ 927,002
Granted to employees, directors and officers	225,000	15,933
Exercised	(300,000)	(188,836)
Fair value of options recognized relating to previous options grants	-	266,019
Balance - February 29, 2008	3,825,000	$ 1,020,118
Agents' Compensation Options		
Balance - August 31, 2007	-	$ -
Granted to agents	725,000	425,720
Balance - February 29, 2008	725,000	$ 425,720
		$ 42,824,237

3. Share Capital (continued)

During the six months ended February 29, 2008, the Company:

i) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") at a price of $1.55 per Unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

The estimated fair market value of the warrants totaled $1,634,248 and this amount has been allocated to the warrant component of the Units.

In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agents' Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

The estimated fair value of the Agents' Compensation Options totaled $425,720.

The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agents' Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii) issued 1,414,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769. The estimated fair value at issuance of these warrants was $322,543, and this amount has been added to the recorded value of the issued shares.

iii) issued 300,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $176,000. The estimated fair value at issuance of these options was $188,836, and this amount has been added to the recorded value of the issued shares.

b) Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

3. Share Capital (continued)

c) Warrants

As at February 29, 2008 the Company had 3,805,000 non-flow-through warrants outstanding. Each warrant entitles the holders to purchase one common share at $2.00 per share and expires on May 22, 2009.

During the six months ended February 29, 2008, share purchase warrants were issued, exercised and expired/cancelled as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance - August 31, 2007	1,489,125	$ 0.94
Issued	3,805,000	2.00
Exercised	(1,414,125)	0.93
Expired/Cancelled	(75,000)	1.08
Balance - February 29, 2008	3,805,000	$ 2.00

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at an option price equal to or greater than the market price of the shares on the day prior to or the day of the grant. The options generally vest over a period of one to four years, and have a maximum term of 10 years.

During the six months ended February 29, 2008, stock options were granted, exercised and expired/cancelled as follows:

	Number of Options	Weighted Average Exercise Price
Balance - August 31, 2007	3,900,000	$ 0.91
Granted	225,000	1.82
Exercised	(300,000)	0.59
Expired/Cancelled	-	-
Outstanding - February 29, 2008	3,825,000	$ 0.99
Vested options included in outstanding options above - February 29, 2008	2,212,500	$ 0.62

3. Share Capital (continued)

During the six months ended February 29, 2008, the Company granted 175,000 stock options to a newly appointed director of Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one common share of the Company at a price of $1.82 per share until November 27, 2012. The estimated fair value of these options totaled $254,948 and this amount is being amortized and expensed as stock-based compensation over the vesting terms. As February 29, 2008, $15,933 had been recognized and recorded as stock-based compensation expense.

During the six months ended February 29, 2008, the Company recorded stock-based compensation expense of $266,019 related to stock options with graded vesting schedules earned during the six months ended February 29, 2008.

The fair value of stock options to employees and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.71%
Expected life	3.1 years
Expected volatility	73%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at February 29, 2008, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life
$ 1.82	225,000	-	4.7 years
$ 1.80	250,000	-	4.5 years
$ 1.61	650,000	125,000	3.3 years
$ 1.30	-	100,000	1.0 years
$ 1.20	187,500	62,500	3.9 years
$ 1.08	-	150,000	3.3 years
$ 0.98	300,000	100,000	3.9 years
$ 0.80	-	300,000	3.6 years
$ 0.69	-	200,000	3.0 years
$ 0.48	-	225,000	2.7 years
$ 0.25	-	502,500	1.0 years
$ 0.20	-	447,500	0.1 years
	1,612,500	2,212,500	

3. Share Capital (continued)

e) Agents' Compensation Options

As at February 29, 2008, the Company had 725,000 Agents' Compensation Options issued and outstanding. Each Agent's Compensation Option entitles the agent holder to purchase one Unit at a price of $1.55 per Unit, exercisable until November 22, 2009. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009. No warrants will be issued upon any exercise of the Agents' Compensation Options after May 22, 2009.

4. Contributed Surplus

Contributed surplus consists of expired warrants and options. The changes in contributed surplus during the six months ended February 29, 2008 are summarized as follows:

Balance - August 31, 2007	$ 38,376
Expired warrants	15,799
Options cancelled/expired	-
Balance - February 29, 2008	$ 54,175

5. Recoveries of Resource Properties

During the six months ended February 29, 2008, the Company sold the technical data files related to one of its abandoned properties to a third party for cash proceeds of $10,000.

6. Future Income Tax Recoveries

During the six months ended February 29, 2008, the Company issued 2,750,000 flow-through common shares for gross proceeds of $5,087,500. Pursuant to the share subscription agreements, the Company is required to incur Canadian exploration expenses ("CEE") equal to the gross proceeds amount and renounce the related CEE to the investors with the effective date of no later than December 31, 2007. The renunciation will reduce the Company's future income tax assets by $1,373,500. The Company accordingly reduced the share capital by the tax effect of $1,373,500 at issuance. However, as the Company has not recognized its future income tax assets, the $1,373,500 is recorded as a future income tax recovery on the statement of operations.

7. Related Party Transactions

During the six months ended February 29, 2008, the Company:

a) incurred consulting fees of $9,750 with an officer and director, which were deferred as resource property costs;

7. Related Party Transactions (continued)

b) incurred accounting fees of $36,000 with an accounting firm in which an officer is the principal. As at February 29, 2008, accounts payable included $4,000 payable to this accounting firm;

c) incurred consulting fees of $61,250 with a company owned by an officer of the Company, which were deferred as resource property costs. As at February 29, 2008, accounts payable included $21,700 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described in note 3(a).

8. Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable the users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008. The Company does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

8. Recent Accounting Pronouncements (continued)

International Financial Reporting Standards

The CICA plans to converge Canadian Generally Accepted Accounting Principles with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

9. Subsequent Event

Subsequent to the six months ended February 29, 2008, the Company issued 245,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $49,000.

NO. 82-4427

RECEIVED

2008 MAY 13 P 12:40

OFFICE OF INTERNATIONAL

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
For the Six Months ended February 29, 2008

This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company" or "Avalon") provides analysis of the Company's financial results for the six months ended February 29, 2008. The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***April 8, 2008***.

Nature of Business and Overall Performance

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company now listed on the Toronto Stock Exchange following the acceptance of the Company's listing application during the three months ended February 29, 2008. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, indium, gallium, yttrium and the rare earth elements ("**REEs**"). By definition, "rare earth elements" refers specifically to the lanthanide series of elements (atomic numbers 57 – 71), whereas the term "rare metals" is a more general "umbrella" term that includes the REEs as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Four of the six active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Two other projects (Red Hill and U6 Savant) are gold or base metal properties and are at an early stage where drilling is required to delineate resources.

A positive Preliminary Economic Assessment ("PEA") on the REE development potential of Thor Lake project was completed in 2007 and this project has become the Company's top priority due to the large size of the resource and its exceptional REE enrichment. The project will be advanced to the pre-feasibility level of analysis in early 2009.

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the REEs for applications created by new technological advances particularly in the automotive, electronics and alternative energy fields. This also applies to the Company's lithium mineral product from the Separation Rapids project and the Company's calcium feldspar product from Warren Township. The demand for these products is being driven in part by the need for reducing consumption of fossil fuels and lowering greenhouse gas emissions.

Increased media attention on the rare metals and their growing importance in modern society has created new investor interest in companies like Avalon Ventures Ltd, resulting in the Company's successful $16.8 million equity financing being completed on November 22, 2007. The Company is now well funded and does not expect that the recent volatility in the capital markets will have a significant impact on its operations.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2007	2006	2005
	$	$	$
Net revenues	92,446	87,588	414
Loss before discontinued operations and extraordinary items	903,019	1,287,581	472,733
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.02	0.03	0.01
Net loss	903,019	1,287,581	472,733
Net loss, per share basic and fully diluted	0.02	0.03	0.01
Total assets	9,130,719	6,930,933	4,311,718
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended February 29, 2008 totalled $1,180,780, a 239% increase over the level of expenditures in the comparable period of the previous fiscal year ($347,964). Most of these expenditures were incurred on the Thor Lake rare

metals project (90%) with the balance being largely incurred on the Warren Township, East Kemptville, and Separation Rapids projects. The expenditures on Thor Lake and East Kemptville were funded from the flow-through component of the proceeds of the private placement financing completed in November, 2007 while the expenditures on Warren Township and Separation Rapids were funded from working capital. No properties were abandoned during the quarter and no expenditures were written off.

Thor Lake

On the Thor Lake rare metals project, expenditures during the three months ended February 29, 2008 totalled $1,061,141. Most of these expenditures were incurred on the Phase 2 detailed drilling program on the Lake Zone REE deposit which commenced in mid-January, 2008. As at the date of this report, 28 holes totalling 5,035 metres had already been completed, all drilled from the ice of Thor Lake. No assays have yet been received, but based on the visual observations in the drill core supported by qualitative analytical data generated in the field through the use of a portable XRF analyzer, it appears that the Heavy Rare Earth Element enriched mineralized zones encountered in the Phase 1 program, do extend in to the northern part of the Lake Zone deposit, as predicted by the Company's geological model.

Drill production rates are considerably improved over the Phase 1 program resulting in a reduced all-in cost per metre and it is now forecast that the full 10,000 metres planned for the Phase 2 program can be completed on or below budget by August, 2008. Persistent, unusually cold weather conditions mean the drilling on the ice can likely be extended to the end of April, some two weeks longer than originally envisioned. Drilling operations are carried out under the direct supervision of J.C. Pedersen, P.Geo., and Dr. D.L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

Expenditures of $25,470 were incurred for community consultation, environmental, permitting and regulatory compliance, while $36,785 was incurred for geological consulting work done in support of the drilling program. A further $93,774 was incurred for metallurgical and market studies. A major metallurgical study was initiated during the quarter at SGS Lakefield Research to design a process flowsheet for beneficiating the REE bearing minerals and to design a hydrometallurgical process for recovering the rare earth oxides from the mineral concentrate. This work will be carried out over the next 6-8 months.

A new interim resource estimate for the Lake Zone REE deposit will be produced this summer from the results of the Phase 1 and Phase 2 (winter) drilling programs and this will be updated later in the year once all the analytical data has been received, compiled and verified. This work, combined with the results of the metallurgical studies will provide all the data required for completion of a pre-feasibility study on the deposit in early 2009.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. This resulted in some 11,000 person hours of work, accident-free in 2007. So far in 2008, there have been no work-related lost-time accidents on the project and site inspections by government land use and WCB inspectors have produced positive reports with no major issues.

Warren Township

Expenditures of $28,809 were incurred on the Warren Township anorthosite project during the three months ended February 29, 2008. These were related to routine project maintenance costs and on-going permitting efforts being carried out under the direction of Ian London, P.Eng., Vice President, Corporate Development.

Preliminary feedback from the U.S. glass manufacturer that ran a furnace trial last fall, using a 460 ton bulk sample of the Company's calcium feldspar product, has indicated that energy savings in the order of 10% were achieved without any detrimental impacts on the quality or production efficiencies of the glass, an encouraging, although inconclusive, initial result. The trial also demonstrated the Company's ability to produce and deliver a quality product with high levels of internal consistency despite reliance on untested third parties to carry out the work.

Discussions continue with the glass manufacturer that hosted the trial as to their longer-term supply plans, and with the glass industry in general as to batch solutions towards reducing energy consumption and the carbon footprints of their furnace operations. A meeting with management of the glass manufacturer to review the project results and next steps is planned for mid-April.

The Company continues its work toward securing a production permit for the Warren Township project under the *Aggregate Resources Act* of Ontario. This work, being carried out under the direction of Fudge & Associates of North Bay, Ontario, has also included community consultation work in the Foleyet area and with First Nations in the Chapleau area. Some issues over the size of the permit area have yet to be resolved with the Ontario Ministry of Natural Resources.

Separation Rapids

During the three months ended February 29, 2008, the Company incurred $19,153 in expenditures on the Separation Rapids Lithium-Tantalum Project. These costs were mainly related to accelerated market development work for the Company's lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

A research project to re-visit the petalite process flowsheet developed in 1998, with a view toward finding alternatives to hazardous chemical reagents such as hydrofluoric acid, is being initiated at SGS Lakefield Research with a budget of $210,000 and is expected to be completed within 4 to 6 months. A further research project, to investigate the potential application of hydrometallurgical extraction technology to recover a lithium product suitable for the rapidly growing lithium ion battery market, is also being carried out at SGS Lakefield Research, but no firm completion date has been established.

The Company has formally engaged Amalgamet Canada to assist with lithium minerals market development work under an agreement for which $75,000 is budgeted in 2008. Both the market development work and the metallurgical research are being carried out under the supervision of Ian London, P.Eng

East Kemptville

During the three months ended February 29, 2008, the Company incurred expenditures totalling $66,396 on the East Kemptville tin-rare metals project in Yarmouth Co., Nova Scotia, mainly for compilation of historical mine data. This work is being carried out as the first component of a Preliminary Economic Assessment ("PEA") of the potential for re-developing the East Kemptville deposit as a combined producer of tin and rare metals. The compilation work is being conducted by Hudgetec Consulting Ltd. (Bruce Hudgins, P.Geo.) of Dartmouth, N.S. ("Hudgetec"), under the supervision of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo. The PEA is to be completed by Wardrop Engineering Ltd. This work is being funded from the flow-through component of the recent private placement.

The Company is required to have incurred cumulative expenditures of $300,000 by August 1, 2008, or an additional $113,000 over and above expenditures to date of $187,589, to maintain the East Kemptville special licence in good standing for another year. The present study will provide a good basis for determining if the East Kemptville project warrants further investment towards its redevelopment as a combined tin-rare metals producer. Rising tin prices provide much additional encouragement in this regard. Tin prices now exceed US$9.00/lb, as reported on the London Metal Exchange, with demand outstripping supply for new applications such as solders, where tin is replacing lead due to lead toxicity issues.

Compilation work has been initiated on the new claims staked to cover additional potential tin-rare metal targets located peripheral to the East Kemptville special licence. The compilation work has identified a number of interesting targets which will be followed up in 2008. One claim lacked sufficient assessment credits for renewal and, consequently, cash in lieu of work totaling $8,300 was remitted to the government of Nova Scotia to keep this claim in good standing. This amount is refundable upon completion of a work program.

Red Hill & U6 Savant

Expenditures on the Red Hill project during the three months ended February 29, 2008 totalled $5,281 for some geological consulting work related to report preparation.

A 43-101 compliant technical report compiling all the results of the Company's 2005 and 2006 drilling programs is in preparation. Approximately $600,000 in additional expenditures will be required on the Red Hill property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

There was no work conducted on the U6 Savant gold project during the quarter. Approximately $300,000 in additional expenditures will be required on the property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.

Management continues to look for potential partners to advance both of these projects in order to continue to focus resources on the Company's priority rare metals projects.

Administration

Administrative expenses incurred during the three months ended February 29, 2008 totalled $938,770, a 200% increase over the amount incurred during the comparable quarter in fiscal 2007. Stock-based compensation accounts for $139,267 of this total, compared with $42,275 in 2007. For the six month period, administrative expenses totalled $1,427,732 compared with $720,556 during the comparable period in 2007.

Administrative expenses, exclusive of stock-based compensation, totalled $799,503 for the current quarter and $269,172 for the comparable quarter in 2007 reflecting a 197% increase in non-stock-based administrative expenses. The main areas of increased administrative expenditures were public and investor relations, salaries and benefits, and transfer and filing fees. The $96,992 increase non-cash stock-based compensation expense arose, primarily as a result of the decision during 2007 to have option grants to directors, officers and employees vest over four years rather than immediately. The fair value of these options is being expensed over the corresponding vesting period.

Interest and financing costs of $21,475 related primarily to Part XII.6 interest payable on the unspent portion of flow-through funds after February 28, 2007. Increased cash balances in the Company's bank accounts resulted in increased interest income of $141,359 for the three month period compared with $24,147 for the comparable period in fiscal 2007. Transfer and filings fees

totalled $193,277 compared to $21,905 for the same quarter in fiscal 2007 with the increase arising primarily from the TSX listing fee.

Expenditures on public and investor relations activities for the three months ended February 29, 2008 totalled $151,512, a 144% increase over the comparable period in fiscal 2007. This reflects the expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace and attract new investors.

The main areas of increased IR expenditures during the three months ended February 29, 2008 were in advertising with increased expenditures on print, internet and TV alternatives including production of a CEOclip interview that aired on BNN Television intermittently over a three week period in late February and early March. Further such TV and radio advertising initiatives are planned for the third quarter.

The Company participated in five investment conferences during the three months ended February 29, 2008 in Vancouver, Toronto, Phoenix(2) and Edmonton. Subsequent to the end of the quarter the Company participated at the PDAC convention in Toronto through a core shack display on the Thor Lake project. During the quarter, the Company continued its marketing efforts to international institutional investors through a series of meetings in Chicago, Minneapolis, and New York as well as a day in Boston in March, all co-ordinated by O & M Partners, the Company's U.S. IR consultants.

In addition to the services provided by O & M, the Company continues to retain Northern Geotech Services on an intermittent basis to provide periodic telephone updates to shareholders and assist with trade show presentations. One such telephone campaign was initiated subsequent to the end of the quarter.

Salaries and benefits increased to $236,618 from $63,402 in the same quarter in fiscal 2007 due to increased staff levels and increased compensation awarded to the Company's President and CEO effective January 1, 2008. Professional fees also increased by $34,064 during the quarter due to the additional legal and accounting services required for the preparation of the Company's TSX listing application and the completion of the private placement. Increased travel and consulting expenditures during the quarter were partly related to due diligence costs associated with evaluating an acquisition opportunity where the Company ultimately declined to submit a proposal.

During the six months ended February 29, 2008, the Company committed to renounce Canadian exploration expenditures of $5,087,500 to the investors in the flow-through private placement completed in November, 2007. This renunciation will result in a reduction of the Company's future income tax assets of $1,373,500 and a corresponding reduction in share capital. However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2008		2007				2006	
For the Quarters Ended	**Feb. 29**	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**	**Nov. 30**	**Aug. 31**	**May 31**
	$	$	$	$	$	$	$	$
Net revenues	141,359	22,399	21,066	28,502	24,147	18,731	20,989	23,512
Income (loss) before discontinued operations and extraordinary items	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	(0.01)	0.02	(0.01)	-	-	(0.01)	(0.01)	(0.01)
Net income (loss)	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)	(403,069)	(450,834)
Net income (loss), per share, basic and fully diluted	(0.01)	0.02	(0.01)	-	-	(0.01)	(0.01)	(0.01)

During the quarters ended November 30, 2008 and May 31, 2007, future income taxes recoveries, related to completed flow-through financings, were recorded in the amounts of $1,373,500 and $488,250, respectively. Other fluctuations on quarterly income (loss) are primarily attributable to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company and the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2010 at the earliest.

On November 22, 2007 the Company completed a brokered private placement, resulting in net proceeds of $15,527,155, as more fully described under 'Share Capital".

As at February 29, 2008, the Company had working capital of $15,319,168 (including investments of $3,044) and cash and cash equivalents on hand of $15,828,008.

The Company's current burn rate, excluding expenditures on work programs, is approximately $160,000 per month. As at the date of this report, the Company's current planned expenditures on its 2008 work programs total approximately $5,500,000. This consists of Thor Lake ($5,000,000), Warren Township ($50,000), Separation Rapids ($250,000) and East Kemptville ($200,000), although formal work program budgets have yet to be finalized.

The Company's present cash resources are sufficient to meet all of its current contractual obligations for at least the next eighteen months. The flow-through financing will be used to fund the planned work programs on the Thor Lake project. The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $15,422.

Under the terms of the East Kemptville special licence, the Company has optional expenditure obligations totalling $2.5 million over three years and it is currently in good standing. Approximately $300,000 in total expenditures are required before August 31, 2008, to keep the special licence in good standing for another year, of which approximately $188,000 has been spent. The Red Hill and U6 Savant properties are held under option from Teck Cominco Limited and both agreements are currently in good standing until December 31, 2008. Further expenditures totalling approximately $900,000 on the two properties combined are required by December 31, 2008 to exercise the options to acquire 100% interests in each of the two properties The Company has the funds available to do this work if it so desires, but it is management's intention to seek partners to continue advancing these projects in 2008.

The private placement completed in November, 2007 has given the Company the flexibility to look at opportunities for acquisition of new assets to build on the Company's existing rare metals portfolio. A joint venture with an industry partner or end-user remains an attractive alternative for financing the more advanced stages in the development of the Company's four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, and Warren Township projects, when capital requirements become relatively large.

Off Balance Sheet Arrangements

As at February 29, 2008, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the three months ended February 29, 2008, the Company:

a) incurred consulting fees of $9,750 with an officer and director, which were deferred as resource property costs;

b) incurred accounting fees of $36,000 with an accounting firm in which an officer is the principal. As at February 29, 2008, accounts payable included $4,000 payable to this accounting firm;

c) incurred consulting fees of $61,250 with a company owned by an officer of the Company, which were deferred as resource property costs. As at February 29, 2008, accounts payable included $21,700 payable to this company; and

d) issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described under "Outstanding Share Data".

Proposed Transactions

With six active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration. However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. The Company does not plan any equity offerings in the foreseeable future.

Changes in Accounting Policies Including Initial Adoption

On September 1, 2007 the Company adopted the new recommendations of the CICA's Handbook Section 1506, "Accounting Changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in the notes to the interim financial statements

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values. Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resources interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is

currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended February 29, 2008.

Outstanding Share Data

During the six months ended February 29, 2008, the Company:

i) completed a private placement (the "Offering") and issued 7,610,000 units (the "Units") at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

   The estimated fair market value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Units.

   In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the "Agent's Compensation Options") at a price of $1.55 per Unit, exercisable until November 22, 2009. Any warrants issued pursuant to the exercise of the Agent's Compensation Options will expire on May 22, 2009. No warrants will be issued upon any exercise of the Agent's Compensation Options after May 22, 2009.

   The estimated fair value of the Agent's Compensation Options totalled $649,347.

   The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

   The total transaction costs of $2,005,192 (including cash commissions and advisory fees, the estimated fair value of the Agent's Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based the fair market values of the common shares and the warrants.

ii) issued 1,414,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769. The estimated fair value at issuance of these options was $322,543, and this amount has been added to the recorded value of the issued shares.

iii) issued 300,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $176,000. The estimated fair value at issuance of these options was $188,836, and this amount has been added to the recorded value of the issued shares.

iv) granted 175,000 stock options to a newly appointed director of Company and 50,000 stock options to an existing director of the Company. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.82 per share until

November 27, 2012. The estimated fair value of these options was $254,948 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.

Subsequent to the end of the quarter:

i) the Company issued 245,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $49,000.

a) *Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at the date of this report, the Company had 64,447,248 common shares issued and outstanding.

b) Warrants

As at the date of this report, the Company had an aggregate of 3,805,000 warrants outstanding with a weighted average exercise price of $2.00.

c) Options

As at the date of this report, the Company had an aggregate of 3,580,000 incentive stock options outstanding with a weighted average exercise price of $0.99. As described above, the Company also had Agent's Compensation Options outstanding to purchase up to 725,000 Units at a price of $1.55 per Unit, exercisable until November 22, 2009.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avalonventures.com.

No. 82 - 4427

:tail - View details for issuer

2008-05-12 12:51 ET

sider
n Ventures (Starts with)
ebruary 12, 2008 - May 12, 2008
s, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other
ican Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple
ires, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other
uity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long
iort Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other
ons, Rights, Special Warrants, Subscription Rights, Warrants, Other

RECEIVED
2008 MAY 13 P

es Ltd

nsaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

onship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director
er of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

lance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure
i and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

n -DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
rt James												
r: 5 - Senior Officer of Issuer												
ı Shares												
	2008-04-17	Direct Ownership :	51 - Exercise of options -	+75,000	0.2000	225,000	225,000	-			-	-

BEST AVAILABLE COPY

n DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
(Common Shares)												
	2008-04-17	Direct Ownership :	51 - Exercise of options	-75,000		325,000	325,000	0.2000	2008-04-25	Common Shares	-75,000	325,000
	2008-05-01	Direct Ownership :	50 - Grant of options	+75,000		400,000	400,000	1.2000	2013-04-21	Common Shares	+75,000	400,000

tephen

r: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Shares												
	2008-04-08	Direct Ownership :	51 - Exercise of options	+175,000	0.2000	1,387,000						
	2008-05-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	1.2100	1,357,000						
(Common Shares)												
	2008-04-08	Direct Ownership :	51 - Exercise of options	-175,000		825,000		0.2000	2008-04-25	Common Shares	-175,000	-220,750
	2008-04-28	Direct Ownership :	50 - Grant of options	+175,000	1.2000	1,000,000			2013-04-21	Common Shares	+175,000	-45,750

Dale

r: 4 - Director of Issuer

Shares

n -DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	2008-04-16	Direct Ownership :	51 - Exercise of options	+20,000	0.2000	360,000						
	2008-04-16	Direct Ownership :	47 - Acquisition or disposition by gift	-20,000		340,000						

(Common Shares)

	2008-04-16	Direct Ownership :	51 - Exercise of options	-20,000	0.2000	105,000		0.2000	2008-04-25	Common Shares	-20,000	105,000
	2008-04-24	Direct Ownership :	50 - Grant of options	+25,000	1.2000	130,000		1.2000	2013-04-21	Common Shares	+25,000	130,000

r: 4 - Director of Issuer

ı Shares

	2008-03-13	Direct Ownership :	90 - Change in the nature of ownership	-50,000	1.4400	0	0					
	2008-03-20	Direct Ownership :	51 - Exercise of options	+50,000	0.2000	50,000	50,000					
	2008-03-13	Indirect Ownership : 1140301 Ontario Limited	90 - Change in the nature of ownership	+50,000	1.4400	50,000	50,000					

(Common Shares)

	2008-03-20	Direct Ownership :	51 - Exercise of options	-50,000	0.2000	175,000	175,000	0.2000	2008-04-25	Common Shares	-50,000	175,000

n DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	2008-04-26	Direct Ownership :	50 - Grant of options	+50,000		225,000	225,000	1.2000	2013-04-21	Common Shares	+50,000	225,000

an

r: 4 - Director of Issuer

ı Shares

	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number	Closing balance of equivalent
	2008-04-29	Direct Ownership :	51 - Exercise of options	+52,500	0.2000	327,500	327,500					
	2008-05-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.1000	317,500						
	2008-05-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2500	307,500						

(Common Shares)

	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity	Underlying security designation	Equivalent number	Closing balance of equivalent
	2008-04-29	Direct Ownership :	50 - Grant of options	+50,000	1.2000	230,000	177,500	1.2000	2013-04-21	Common Shares	+50,000	230,000
	2008-04-29	Direct Ownership :	51 - Exercise of options	-52,500	0.2000	177,500	127,500	0.2000	2008-04-25	Common Shares	-52,500	177,500

h G.

r: 4 - Director of Issuer

n Shares

	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
	2008-04-23	Direct Ownership :	51 - Exercise of options	+50,000	0.2000	790,000

on -DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
(Common Shares)												
	2008-04-23	Direct Ownership :	51 - Exercise of options	-50,000	0.2000	125,000		0.2000	2008-04-25	Common Shares	-50,000	125,000
	2008-04-28	Direct Ownership :	50 - Grant of options	+50,000	1.2000	175,000			2013-04-21	Common Shares	+50,000	175,000

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

NEWS RELEASE

February 27, 2008 **No. 08-04**

Avalon To Begin Trading on the Toronto Stock Exchange

Avalon Ventures Ltd. TSX-V: AVL (the "Company" or "Avalon") is pleased to announce that its common shares will begin trading on the Toronto Stock Exchange ("TSX") effective at the market opening on Thursday, February 28, 2008. Avalon's common shares will be delisted from the TSX Venture Exchange concurrent with the commencement of trading on the TSX. They will continue to trade under the current stock symbol: "AVL".

Graduation to the TSX represents an important milestone in Avalon's development and one of the Company's priority objectives for its growth strategy in 2008. Commented Avalon's President, Don Bubar, "We expect that the TSX listing will provide increased liquidity for Avalon's shares, attract a larger institutional following and more generally, raise the profile of rare metals exploration and development amongst investors. Avalon represents one of the very few public companies listed in Canada offering investors exposure to the rare metals as a distinct group of mineral commodities, which are now becoming vital to many emerging green technologies."

The Company's top priority project is its Thor Lake rare metals project located in the Akaitcho territory, near Yellowknife, NWT, where a $5.0 million work program is underway for 2008, involving some 10,000 metres of definition drilling and metallurgical studies on the Lake Zone rare earth element deposit. The main objectives of this program are to define indicated resources in the Lake Zone and complete a pre-feasibility study by January, 2009. Drilling began in late January and progress to date has been very good, despite intense cold weather. As at today's date, 10 holes totaling 1568 metres had already been completed

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,202,248. Cash resources: approximately $16.0 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

RECEIVED
2008 MAY 13 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE
NO-82-4427

NEWS RELEASE

April 22, 2008 **No. 08-05**

Avalon Provides Update on Thor Lake Drilling Program

Avalon Ventures Ltd. TSX: AVL (the "Company") is pleased to announce that its Phase 2 winter drilling program on the Lake Zone Rare Earth Element ("REE") deposit on its 100% owned Thor Lake rare metals project, NWT, is progressing ahead of schedule and producing preliminary results consistent with the Company's expectations. As at the date of this news release, 30 holes totaling 5645 metres have been completed. All of these holes have been drilled from the ice of Thor Lake on 100-150 metre hole-spacing, in order to better define the northern part of the deposit.

Based on visual observations in the drill core provided by the Company's geologists, supported by qualitative analytical data generated in the field through the use of a portable XRF analyzer, it appears that the Heavy Rare Earth Element ("HREE") enriched mineralized zones encountered in the Phase 1 program, do extend into the northern part of the Lake Zone deposit, as predicted by the Company's geological model. Initial assays from the Phase 2 drill holes are expected in May and will be reported as soon as results from a significant number of holes have been received and compiled. This summer, once all the results from the winter drilling program are received, a new resource estimate for the Lake Zone REE deposit will be prepared by our independent technical consultants, Wardrop Engineering.

Drill production rates are considerably improved over the Phase 1 program resulting in a 20-25% reduction in the average cost per metre of drilling compared to the Phase 1 program. All the holes planned to be drilled from the ice have been completed ahead of schedule and continuing cold weather means additional holes can be drilled before it becomes necessary to move off the ice around the end of April. It is now forecast that the full 10,000 metres planned for the Phase 2 program can be completed by August, 2008. Drilling operations are being carried out under the direct supervision of J.C. Pedersen, P.Geo. and Dr. D.L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

Metallurgical studies on the Lake Zone REE mineralization have been initiated at SGS Lakefield Research Limited. Initial work involves systematic characterization of the mineralogy in the HREE-enriched mineralized zones using the QEMSCAN automated system. This will be followed by laboratory testwork to design a flowsheet to recover the HREE-enriched mineral phases, notably fergusonite, an yttrium-niobium oxide mineral containing a high proportion of HREE plus neodymium. A series of at least 9 closely-spaced holes will be drilled in May in the central part of the deposit, south of the lake, in order to provide the estimated 800 kg of mineralized rock required for the metallurgical process development work. This work will proceed through the summer and fall with disclosure of results expected before year-end. These results, combined with the new resource estimate for the Lake Zone, will provide all the data required for completion of a pre-feasibility study on the deposit in early 2009.

The Company is also carrying out environmental studies to supplement the environmental baseline established by previous operators. Recently, this has involved a complete review of historical environmental studies and a lake water sampling program to supplement the initial water sampling data collected last summer. This work is being conducted by Jacques Whitford, environmental consultants. The Company continues to implement a pro-active community consultation policy and entertained representatives of the Wildlife, Lands and Environment committee of the Lutsel K'e Dene First Nation for a site visit on April 10,

2008. No concerns were raised by the committee members and the Company continues to receive positive reports from government land use inspectors on its environmental practice.

Total program expenditures during the three months ended February 29, 2008 were $1,061,141 as reported in the Company's recently-filed quarterly financial statements and MDA for the six months ended February 29, 2008. These can be viewed at http://www.avalonventures.com/investors/financials.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology and environmentally-beneficial applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,547,248. Cash resources: approximately $14.5 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

This news release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral resources, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonventures.com www.avalonventures.com

NEWS RELEASE

April 29, 2008 **No. 08-06**

Avalon reports on Warren Township anorthosite project furnace trial

Avalon Ventures Ltd. TSX: AVL (the "Company") is pleased to report on the results of the furnace trial conducted by a major US-based glass manufacturer using a 460 ton bulk sample of calcium feldspar product (anorthosite) collected from the Company's 100%-owned Warren Township project located approximately 100 km west of Timmins, ON. The purpose of the trial was to evaluate the potential energy saving benefits of the calcium feldspar product as an alternative raw material for a certain fiberglass formulation.

A meeting was held April 17-18, 2008 with senior representatives from the glass company to review the results of the furnace trial. The results indicated that energy savings in the order of 10% were achieved without any detrimental impacts on the quality or production efficiencies of the glass, an encouraging, although inconclusive, initial result. The trial also demonstrated the Company's ability to produce and deliver a quality product with high levels of internal consistency despite reliance on untested third parties to carry out the work. Further test work will be required to conclusively determine the longer-term sustainable furnace behaviour, energy savings, glass output and economics.

The furnace trial was conducted over a 24-day period, from mid October to mid November 2007, with one-month monitoring periods required before and after the anorthosite product was introduced into the batch in order to ensure stabilized baseline data. The calcium feldspar was introduced in measured steps, eventually reaching a 35% substitution level (the anorthosite fully or partially replaced other raw materials in the batch), then reduced in measured steps so as not to destabilize furnace operations. A longer trial involving a higher substitution level will ultimately be required to provide more conclusive data.

All of the multi-dimensional data gathered during the trial, including data related to furnace operating conditions, productivity and product quality was reviewed during the meeting. This complex assessment covered the interaction of anorthosite with other feeds, material handling implications, the reduction and changing balance between energy inputs, glass density, viscosity, and pull rates. The discussions also explored the correlation of the furnace trial results with earlier laboratory tests.

Given the encouraging initial results, the customer is now considering conducting a more comprehensive trial and has invited the Company to submit a detailed project development plan. If the results of this more comprehensive trial are positive, then a long term supply contract would be negotiated. Bulk sampling work was carried out under the direction of the Company's Vice-President, Corporate Development, Ian London, P.Eng.

In anticipation of a further positive outcome, the Company continues to work with provincial authorities and local communities, including First Nations, in support of its application for a production permit under the *Aggregate Resources Act* of Ontario. Thorough environmental assessment and community engagement practice are integral to the Company's operating philosophy. The permitting work is being carried out by Fudge & Associates of North Bay, Ontario. If the Company enters into a supply contract with the customer, then construction of a small quarrying operation and process plant would begin once project financing is in place. Preliminary estimates indicate capital costs of less than $10 million to build a facility with a production capability of 100,000 tonnes per year.

Commented Company President Don Bubar "This project has demonstrated Avalon's growing capacity to work with customers and communities in scoping and delivering product in a sustainable manner. This builds on our strategy to supply a wide range of products offering environmental benefits either directly, as in this application, or indirectly by being used in renewable energy and other 'green technology' applications."

About Avalon Ventures Ltd.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology and environmentally-beneficial applications. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 64,649,748. Cash resources: approximately $14.5 million.

To find out more about Avalon Ventures Ltd., please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

This news release contains forward-looking information. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral resources, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Form 52-109F2 ***Certification of Interim Filings***

I, R. James Andersen, Chief Financial Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending February 29, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

April 8, 2008

(signed) "R. James Andersen"
R. James Andersen
Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Donald S. Bubar, Chief Executive Officer of Avalon Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Avalon Ventures Ltd. (the issuer), for the interim period ending February 29, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

April 8, 2008

(signed) "Donald S. Bubar"
Donald S. Bubar
Chief Executive Officer

END